Exhibit A


Mr. Bansal also directly owns an employee stock option to purchase 80,000 shares of Class A Common Stock with (i) exercise price of $20.69 per share,
(ii) vesting in four equal annual installments beginning on 02/08/2005 and
(iii) expiration on 02/08/2013.